UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 15, 2017, Talend S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. and Barclays Capital Inc. as the underwriters named therein (collectively, the “Underwriters”), and the selling shareholders named therein (collectively, the “Selling Shareholders”). Pursuant to the terms of the Underwriting Agreement, the Selling Shareholders have agreed to sell, and the Underwriters have agreed to purchase, subject to and on the conditions set forth therein, an aggregate of 2,750,000 American Depositary Shares (“ADSs”), each representing one of the Company’s ordinary shares, par value €0.08 per share. The Company is not selling any ADSs, and will not receive any proceeds from the sale of ADSs by the Selling Shareholders.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and the Selling Shareholders, customary conditions to closing, indemnification obligations of the Company, the Selling Shareholders and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

The offering is being made pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-220740) (the “Registration Statement”), including the prospectus dated October 19, 2017 contained therein, and the prospectus supplements dated November 15, 2017.

In connection with the offering, the legal opinion as to the legality of the ADSs is being filed as Exhibit 5.1 to this report Form 6-K .

INDEX TO EXHIBITS

Exhibit	Description

1.1	Underwriting Agreement, dated as of November 15, 2017, by and among Talend S.A., the selling shareholders named therein and the underwriters named therein.

5.1	Opinion of Jones Day, French Counsel to Talend S.A.

This report on Form 6-K, including the exhibits hereto, shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-220740) of Talend S.A., to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: November 20, 2017	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer
(Principal Financial Officer)